HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
**T** +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

09047529

SEC
Mail Processing
Section

DEC 3 1 2009

Washington, DC
121

SUPPL

17 December 2009

*SECURITIES & EXCHANGE COMMISSION*
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

***Re: Rule 12g3-2(b) (82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

***Document Description / Date***
Various Company Announcements re:
Appendix 3B and Change of Directors Interest Notice 23 Nov 09
Change in substantial holding 24 Nov 09
Removal from Official List 16 Dec 09

Yours faithfully

**Karen Baker-Thornton**
Executive Project Secretary
Enc:

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

HERALD RESOURCES LTD

ABN

15 008 672 071

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary fully paid shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 2,400,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes<br><br>SEC<br>Mail Processing<br>Section<br><br>DEC 3 1 2009<br><br>Washington, DC<br>121 |
| 5 | Issue price or consideration | Total consideration received $1,056,000 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | This issue is as a result of the exercise of 2,400,000 options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 20 November 2009 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 211,676,803 | Ordinary fully paid |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | | |



| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities (*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities



### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 23 November 2009

Print name: Lynton McCreery

== == == == ==

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **HERALD RESOURCES LMITED** |
| ABN | **15 008 672 071** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Kenneth Patrick Farrell |
| **Date of last notice** | 27 December 2008 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 20 November 2009 |
| **No. of securities held prior to change** | 5,000<br>1,500,000 options ex @ $0.44 each |
| **Class** | As above |
| **Number acquired** | |
| **Number disposed** | 5,000 shares<br>1,500,000 options |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 5,000 shares were disposed of to Calipso Investments Pty Ltd at $0.93 each.<br>1,500,000 options converted into shares at $0.44 each. Then the new shares disposed of to Calipso Investments Pty Ltd at $0.93 each. |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **No. of securities held after change** | Nil |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of options and acceptance of Calipso Investments Pte Ltd offer |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **HERALD RESOURCES LMITED** |
| **ABN** | **15 008 672 071** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Andrew Beckham |
| **Date of last notice** | 27 December 2008 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 20 November 2009 |
| **No. of securities held prior to change** | 900,000 |
| **Class** | Options 1/12/2011 $0.44 |
| **Number acquired** | |
| **Number disposed** | 900,000 options converted into shares at $0.44 each. Then the new shares disposed of to Calipso Investments Pte Ltd at $0.93 each |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | As above |
| **No. of securities held after change** | Nil |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of options and acceptance of Calipso Investments Pte Ltd offer |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

# MALLESONS STEPHEN JAQUES

Mr Lynton McCreery
Company Secretary
Herald Resources Ltd
Level 3
50 Colin Street
WEST PERTH WA 6005

**By email**

Company Announcements Office
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

**By Facsimile: 1300 135 638**

24 November 2009

Dear Sirs

**Calipso Investment Pte. Ltd. - Herald Resources Ltd (ABN 15 008 672 071) ("Herald") - Change of Interests of Substantial Shareholder Notice**

We act for Calipso Investment Pte. Ltd. ("**Calipso**"), a wholly-owned subsidiary of PT Bumi Resources Tbk.

In accordance with section 671B(1)(b) of the Corporations Act 2001 (Cwlth), we enclose a Form 604 ("Notice of change of interests of substantial holder") issued by Calipso in relation to shares in Herald.

Yours faithfully

David Ridley
Solicitor
Direct line +61 9296 2646
Email david.ridley@mallesons.com

Lee Horan
Partner
Direct line +61 2 9296 2283
Email lee.horan@mallesons.com

# Form 604

**Corporations Act 2001 (the "Corporations Act")**
**Section 671B**

## Notice of change of interests of substantial holder

To Company Name/Scheme: **Herald Resources Ltd ("Herald")**

ACN/ARSN: **008 672 071**

**1. Details of substantial holder (1)**

Name: **Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A)**

ACN/ARSN (if applicable): **Company No: 200719013N**

There was a change in the interests of the substantial holder on: 20 / 11 / 2009

The previous notice was given to the company on: 20 / 10 / 2009

The previous notice was dated: 20 / 10 / 2009

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Fully paid ordinary shares | 205,912,956 | 98.39% | 205,912,956 | 97.28% |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 20 / 11 / 2009 | Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A) | Reduction in voting power due to the issue of 2,400,00 ordinary shares in Herald as a result of the exercise of options by Herald optionholders | $0.00 | 0 ordinary shares | 0 |

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A) | Accepting ordinary shareholders | Calipso Investment Pte. Ltd. | Relevant interest arises under s 608(1)(c) of the Corporations Act as a result of acceptances of the takeover offer set out in the Bidder's Statement dated 25 August 2009 | 7,610,458 ordinary shares | 7,610,458 |
| Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A) | Calipso Investment Pte. Ltd. | Calipso Investment Pte. Ltd. | Relevant interest arises under s 608(1)(a) of the Corporations Act as the holder of the securities. | 197,702,498 ordinary shares | 197,702,498 |
| Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A) | Calipso Holdings Pte. Ltd | Calipso Investment Pte. Ltd. | Relevant interest arises under s 608(1)(a) of the Corporations Act as the holder of the securities. | 600,000 ordinary shares | 600,000 |

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| Not applicable | Not applicable |

6. **Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Calipso Investment Pte. Ltd. and each of its associates (refer to Annexure A) | c/- 80 Raffles Place<br>#16-20 UOB Plaza 2<br>Singapore 048624 |

## Signature

print name Lee Horan capacity UNDER POWER OF ATTORNEY dated 25 August 2009

sign here [signature] date 24 / 11 / 2009

## DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

## ANNEXURE A

This annexure A of 1 page referred to in Form 604 ("Notice of change of interest of substantial holder") signed by me, Lee Horan, as attorney for Calipso Investment Pte Ltd and dated 24 November 2009.

.....................................

**Lee Horan**

- PT Bumi Resources Tbk
- Forerunner International Pte. Ltd.
- Sangatta Holding Limited
- Kalimantan Coal Limited
- Enercoal Resources Pte. Ltd.
- International Minerals Company, LLC
- Burnt Resources Japan Co. Ltd.
- Knightley Business Resources Pte. Ltd
- Bumi Capital Pte. Ltd.
- Gallo Oil (Jersey) Ltd.
- PT Sitrade Coal
- PT Citra Palu Minerals
- PT Mitratama Perkasa
- PT Bumi Resources Investment
- PT Kaltim Prima CBM
- PT Arutmin CBM
- PT Arutmin Indonesia
- PT IndoCoal Kalsel Resources
- PT IndoCoal Kaltim Resources
- Enercorp Ltd.
- Westside Corporation Ltd.
- PT Kaltim Prima Coal
- PT Coalindo Energy
- Avocet Mining PLC
- Candice Investment Pte. Ltd.
- Bumi Mauritania SA
- Herald Resources Ltd.
- PT Gorontalo Minerals
- Leap-Forward Finance Ltd
- PT Fajar Bumi Sakri
- Konblo Bumi, Inc.
- IndoCoal Resources (Cayman) Limited
- Bumi Holdings SAS
- PT Dairi Prima Mineral
- Zurich Assets International Ltd.
- PT Seamgas Indonesia
- Tansar Gas Pte. Ltd.
- KPC CBM Pte. Ltd.
- Arutmin CBM Pte. Ltd.
- Kalenergy Pte. Ltd.
- Westprima Resources Pte. Ltd.
- PT Darma Henwa Tbk
- PT Coalindo Energy

ASX
AUSTRALIAN SECURITIES EXCHANGE

# MARKET RELEASE

16 December 2009

**Herald Resources Limited**

REMOVAL FROM OFFICIAL LIST

Herald Resources Limited (the "Company") will be removed from the official list of ASX Limited as from the close of trading on Wednesday, 16 December 2009, at the request of the Company, in accordance with listing rule 17.14 following compulsory acquisition by Calipso Investments Pte Limited under its takeover offer dated 21 August 2009.

Security Code: HER

J Hewitt
Jill Hewitt
Adviser Issuers (Perth)